

Executive Summary

Overview:

EDDSON Dental develops and sells dental specific technologies that includes a best-in-class practice management software as well as a supplemental suite of tools for facilitating patient communication, appointment scheduling /management, and advanced tools/analytics for <u>maximizing</u> practice performance.

1. EDDSON Background

EDDSON's cornerstone product is a full-featured dental practice management software (PMS). EDDSON PMS was developed through a partnership between Goetze Dental and EDDSON Dental CEO, James "Rusty" Bradbury, MBA. This partnership was an ideal scenario that matched Goetze Dental's industry experience, existing customer base, and financial backing with Rusty's experience in accounting and dental practice consulting. We believe this unique opportunity enabled us to design and build an entirely new class of dental practice management software.

A. *Background Summary*: From the start, we focused primarily on functionality and building a complete management solution rather than quick market penetration and revenue generation as the primary goal. Goetze Dental's existing customer base provided a direct conduit to market insights and presented an opportunity to acquire beta offices for concept proofing and functionality testing. Our unique approach resulted in a better understanding of today's dental practice needs and the ability to react quickly as these needs came into focus.

B. *EDDSON Product:* EDDSON™ is demonstrably the most advanced and full featured PMS product on the market. It offers a complete range of administrative and clinical functionality with bundled pricing plans that deliver exceptional value, especially when compared to our major competitors.

2. Business Summary

EDDSON's initial production version was released in late 2016 after 6 years of planning, design, and development. Knowing that the dental industry is historical harsh on prematurely released products (especially technology) we adopted a "controlled growth" strategy that initially limited our marketing and user acquisition efforts until we had enough empirical data to confirm that EDDSON was ready for an industry wide roll-out.

This controlled growth period also provided the opportunity to extensively analyze dental market trends and to confirm our market assumptions. Primarily we noted that the companies gaining the most traction in the dental space were those offering specialized functionality or "add-on" services that addressed the shortcomings of the mainstream PMS products. These "add-ons" included patient communication tools for text messaging and automated appointment/recare reminders, web-based patient forms, phone system integration, as well as practice performance monitoring/analytics. Companies that include Dental Intel, Blue IQ, Revenue Well, and Weave are continuing to grow by offering specific and targeted products/services in these areas. Their continued success has confirmed our belief that significant opportunity exists for the first, truly "full featured" PMS.

We believe our focused development and methodical product roll-out have EDDSON well positioned for market traction and significant growth. EDDSON is the first PMS technology to offer a complete and fully integrated solution that can be scaled with our Select and Pro packages that our competition simply cannot match.

Additional Business Summary Data:

A. *Current User Base:*

- Dental Office Locations: 78
- Active User Licenses: 1200+

B. *Product Differentiators*:

- Unique Design/Overall User Experience (see Section 4 for additional details).
- Demonstrably Superior Accounting, Reporting, and Business Tools.
- Full Range of Features and Services not available by other PMS vendors (see Section 4.G for additional details).
- Bundled Price Packages that allow for scaled user solutions (see Section 4.G for additional details).

3. Growth Strategy

Our growth plan is a multi-faceted strategy that begins with a planned spin-off from Goetze Dental followed by aggressively seeking user and revenue growth as detailed in the following.

A. *Spin-Off:* EDDSON Dental will be separated from Goetze Dental and established as a separate, stand-alone company with a new ownership group. This will serve to eliminate any perceived conflicts of interest from new/existing distributors who may consider Goetze a competitor. It also affords the EDDSON management team with the opportunity for acute focus and operational flexibility to take full advantage of our unique market opportunity.



B. *Distribution Partnerships:* Historically, EDDSON was sold exclusively through Goetze Dental and Goetze will remain as an authorized distributor following the spin-off. In recent months, we have signed 4 additional distributors that will serve to exponentially expand our geographic footprint and quickly accelerate our user growth. Combined, our distributor/referral partners employ over 150 sales consultants that service over 15,000 dental offices in the US.

Our Authorized Distributer Network Includes:



- Atlanta Dental   Headquarters: Duluth, GA
  www.atlantadental.com

- Goetze Dental   Headquarters: Kansas City, MO
  www.goetzedental.com

- JL Dental   Headquarters: Rochester, NY
  www.jldental.com

- Midwest Dental   Headquarters: Wichita Falls, TX
  www.midwestdental.com

- Nashville Dental   Headquarters: Madson, TN
  www.nashvilledental.com

C. *Referral Partners:* The EDDSON Referral Partner Program is designed to work with dental service organizations that are not good candidates to become authorized distributors. Instead, referral partners will endorse and promote EDDSON to their customer and provide any generated leads directly to EDDSON for follow-up.

Current Referral Partners Include:

- *American Independent Dental Alliance (AIDA):* AIDA is dental service organization that exists to serve and promote the private dental practice. They negotiate with dental suppliers and manufacturers of dental equipment as well as dozens of peripheral vendors (financial services, insurance, office supplies, rental cars, etc.) to offer its members similar purchase power to that of the large corporate dental practices. AIDA currently has over 1200 members. EDDSON Dental is AIDA's recommended dental practice management software to all its members.

- *Dental Advocacy Group:* DAG provides insurance plan consulting and insurance reimbursement negotiation services to dental practices all over the US. DAG has recently signed as a referral partner and has selected EDDSON Dental as their recommended dental software for their customers.

- *United Dental Alliance*: The UDA is a dental purchasing group that provides its members with negotiated discounts on dental supplies, equipment, and services. The UDA currently has over 2,000 members and has recently signed on as a referral partner with plans to directly market EDDSON to all their members.



D. *Industry Expert Endorsements*: The dental industry is notoriously trendy when compared to other markets and popular industry influencers and opinion leaders typically have large followings and their endorsement/promotion of a product can result is significant demand. We are currently in discussions with at least 2 such influencers and plan to target additional KIs over the next few months. We believe that because EDDSON directly addresses many of the concepts and shortcomings that these "experts" often reference in their writings, lectures, and podcasts we will experience a high success rate in gaining their support.

E. *Direct Marketing to Specialty Practices:*   Specialty practices including Endodontists and Periodontists have long been underserved by the mainstream PMS vendors. Most specialty practices are forced to use specialty software for clinical needs but must sacrifice critical administrative functionality as a result. EDDSON delivers both and, as a result, we believe there is significant opportunity with dental specialists that are seeking a better solution.

4. 5-Year Financial Forecast

5-year financial forecasts are based on conservative user growth rates that will yield exponential revenue growth in the first 5 years.

- Forecasted user growth should average 43% year-over-year. Our distribution network has increased by 400% in recent months and should easily yield user growth rates at or above these projections.



- Our subscription-based pricing model produces ongoing monthly revenue stream that should grow exponentially as our user base grows. Forecasted revenue growth will average over 50% year-over-year.



Forward looking projections are not guaranteed

6. EDDSON Product Overview

EDDSON utilizes state-of-the-art development technology and components that enable EDDSON to deliver unparalleled features and functionality. Based on years of direct practice experience, EDDSON's unique design is demonstrably more efficient, easier to use, and ultimately more effective in the administration of a busy dental practice.

Key Product Differentiators include:

A. *Workflow Management and Overall User Experience*

EDDSON's core concept, and true differentiator, is a user interface that is designed to specifically address the chaotic nature of today's dental practice and deliver a "next level" user experience.

- Tabbed Task Management: Manage multiple patient records and functions at a time. Toggle back and forth between active tabs while never losing where your place when the inevitable distraction arises.
- Static Primary Controls: Easy access to the most used functions from a heads-up set of primary controls. The repetitive closing or minimizing open windows and backtracking to access function buttons and controls common with most dental software are eliminated with EDDSON.
- Nested Controls: Simultaneously engage in *different tasks*, in *separate patient records*, so that you can be treatment planning in one patient record while processing a payment in another, or any other combination of activities.



Function Tabs for Better Task Management
Static Primary Controls
Nested Controls
Menu
Rusty
James "Rusty" Bradbury
September 29, 2020 Tuesday
Office Tools
Reports
Wendee Anderson
Summary
Clinical
Ledger
Payment
Services
Appointment
Insurance
File Cabinet
Notes
Patients
Schedule
Messaging
Pt Info
Addt'l Info
Account Information

B. *Advanced Accounting & Trustworthy Information*

There is an immutable rule regarding data and information technology that states, "*garbage in*" results in "*garbage out*." The opposite is equally as true in that "solid data" produces "real information." This a principle woven throughout EDDDSON. Our adherence to consistent and sound accounting methodology results in comprehensive reporting and management tools that produce consistently accurate and reliable information.

Accounting Innovations:

- True "Line Item" Accounting: Delivers consistently accurate reports and account statements as well as the ability to instantly produce account balance "open item" details.

- "Event Based" Ledger: Results in a more organized ledger with instant access to accounting details and claim status as well as quick access to receipts/accountment statements or associated clinical narratives.

- Interactive End of Day Module: Review daily transactions real time without the hassle of running and previewing multiple accounting reports. Our EOD module also offers the security of daily cycle balancing and transaction locking to ensure accounting integrity and loss prevention.

- Interactive Management Tools: Instant access to accounts receivable and outstanding claim information provides unique capabilities and efficiencies for managing these profit essential activities.



C. *Improved Insurance Administration & Claims Management*

Managing insurance is a mission critical component for most dental practices. Better insurance coverage information and claims management as well as the ability to accurately estimate patient amounts due means improved time of service collections, more timely claim payments, and ultimately serves to optimize practice profitability.

Insurance Innovations Include:

● Comprehensive Coverage Administration: Includes detailed plan allowances, deductibles, and waiting periods that result in more accurate insurance estimating and time of service collections.

● Allowed Amount and Write-Off Management: Results in the ability to fully track carrier allowed amounts and associated insurance write-off adjustments to produce true Gross and Net Production numbers.

● Interactive Claim Management Tool: Provides the ultimate claims management tool that can be used to review, sort, and filter outstanding claims by age and/or carrier. Includes functionality for quickly selecting and resubmitting claims in batches that can facilitate quicker insurance payment turnaround and more efficient overall claims management.



EDDSON Dental, Inc.

D. *Unparalleled Management Tools*

The typical practice management software has dozens of reports to review this, that, and the other thing. Unfortunately, having to compile, consolidate, and organize data from static reports can take hours. EDDSON's management tools provide easy, real-time access to meaningful performance metrics and analytics that help our users make informed business decisions.

Interactive Management Tools Include:

- Claims Manager: Effective claims management is one of the most important factors in optimizing revenue and profitability. This interactive tool assists users in efficient monitoring and managing outstanding insurance claims.
- AR Manager: Receivables management is the other key factor for revenue/profit optimization. The AR Manager delivers comprehensive tools for efficient and effective management of balances due and account statement management.
- Tx Plan Manager: This tool helps monitor case acceptance with the ability to track the status of diagnosed treatment to ensure a higher "planned" to "production" ratio" and that patients get the care they need.
- Patient Manager: Instant access to dozens of patient-related variables to produce custom lists and reports as needed.
- Recare Manager: Easy and direct access to patient recare and retention information that includes our fully automated text/email recare reminder feature is designed to ensure that patients are engaged and proactively managing their dental health – a key component for delivering quality care and maintaining a profitable hygiene department.


Claims
Accounts Receivable
Tx Plans
Recare
Finance Charges
Lab Tracking
Referrals
Pt Manager
Web Forms
Message Editor
PEAKS
Letter Manager
Interactive Insurance Claims Manager
Display Criteria
Filters
Claim Type
Claim Aging
Missed Claim Finder
Missed Claims
Claims Summary
Outstanding Claims
Message Manager
Close Selected
Resubmit Selected
New Reminder
Resubmit
Close Claim

E. ***Practice Performance Dashboard & Advanced Analytics***

What typically takes office administrators or practice consultants hours to compile, format, and present can be done with a single click using EDDSON's unique performance analytics module. Our performance Dashboard and advanced analytics tool aptly named "PEAKS" (Practice Efficiencies And Key Statistics) can deliver real-time data for monitoring performance, practice goals, and the ability to quickly identify opportunities to improve overall performance, patient care, and profitability.

- Performance Dashboard: Real-time insights into all areas of a practice's performance in an intuitively and concisely designed dashboard.


Practice Performance Dashboard

- PEAKS Full Analytics Module: The optional PEAKS module delivers comprehensive performance analytics for key profitability factors including Production, Collections, Insurance Administration, Scheduling, and Patient/Treatment Management.


PEAKS Advanced Practice Analytics: Scheduling

- Quickbooks® Integration: With Quickbooks® integration, PEAKS can provide detailed analysis of the practice's overhead to help avoid unnecessary expenditures and ensure optimized profitability.


Quickbooks Integration for Advanced Overhead Analysis

F. *Full Featured Scheduling & Appointment Management*

For a dental office, time **is** money and having a scheduler that can perform at a high-level is key. EDDSON's scheduler is built to make appointment scheduling easier, to avoid costly errors, and to help optimize the time/production dynamic.

- Provider Auto-Assignment: Promotes scheduling efficiency and virtually eliminates opportunities for provider assignment errors.

- Cancelled Appointment Footprints: Unique footprint feature provides real-time, heads-up data related to cancelled and "no show" appointments.

- "Heads Up" DR/HYG Availability Display: Quickly identify available doctor and hygiene appointment units for up to six months at- a- glance.

- Automated Quick Call: Fill last-minute schedule openings with automated quick call feature that instantly delivers a list of patients that have indicated they wish to move up their existing appointments.



Scheduling Interface with Unique Features & Capabilities

G. *Optional Modules & Services*

From the start, our mission has been to build the most advanced and complete dental practice management technology solution on the market. As previously outlined, the mainstream PMS competitors only offer part of the total solution needed and rely on multiple third-party techologies or "add-on" service subscriptions to complete their offering. For their customers, the total solution can be exponentially more expensive and is based on technology that has limited functionality when compared to EDDSON. These optional modules and services include:



- Custom Web Forms: The integrated web forms module enables users to create custom digital patient documents that can be automitically emailed to new and existing patients. These forms are truly digital allow and enable user to deliver patient forms via email for completion and electronic signature. Completed forms can then be imported directly into the assoicated patient's EDDSON chart via our encrypted forms server.


Hi James! Thanks for scheduling your appt with PEAKS Family Dental. We look forward to seeing you on 05/11/2021 08:00 AM.

- Text Messaging with Automated Appointment and Recare Reminders: Our integrated text messaging modules deliver the ability to text patients directly from the EDDSON application and to store text conversations in the patient record. The module also includes the ability to automatically text appointment reminders and confirmation requests as well as the ability to automatically remind patients when they are due to schedule their periodic cleanings and exams.


Existing Patient
00:09
303-895-4187
James "Rusty" R Bradbury

- VOIP Phone System Integration: The VOIP integration module can display detailed information for existing patient calls and has the unique ablity to interact directly with EDDSON. This functionality includes opening a patient chart, creating a new appointment, or processing a patient payment. The caller information can also be used to facilitate new patient intake activities including adding new patient records and creating initial appointments.

- <u>Multi-Office Solutions</u>**:** EDDSON is the only PMS solution that offers 2 levels of the mulit-location management. Our single database solution can manage mutiple locations and providers with a single patient database. Another option is our unique data consolidator application that securely pulls data from multiple location databases for generating enterprise level reporting and patient account statements.



- <u>Specialist Modules</u>: Endodontists and Periodontists are a particularly under served group in the dental market. Typically, they must choose between technology that addresses their specific clinical needs or one that adequately handles their practice administrative needs. With EDDSON, they can have both including the ablity to track manage referring provider information and communication.


Advanced Perio Chart and Exam Screen
Endo Exam Screen

7. EDDSON™ Bundled Solutions/Pricing & Market Position

EDDSON's advanced features and arsenal of integrated modules create a unique opportunity to offer bundled packages with cost effective, subscription style pricing. Competing applications do not offer EDDSON's comprehensive portfolio of optional modules/services. Rather, they rely on 3rd party technologies to meet the growing demand for solutions for patient communication including text messaging and reminders, web forms and payment processing, phone system integration, and performance analytics. This approach is exponentially more expensive, often adding $300 - $1,000 in monthly expense, and offers limited integration and functionality when compared to EDDSON's fully integrated solutions.

A. *Bundled Solutions & Pricing*

EDDSON's "total solution" of superior practice management software and a comprehensive portfolio of optional functionality enables users to configure the best solution for their practice and budget. Users can build a custom solution using the "Select" package or take advantage of all-inclusive "Pro" plan. needs and their budget.

EDDSON Package Options and Pricing



EDDSON™

All of the tools you need to run a successful dental practice.
All in one place.
All for one affordable price.

Monthly Fees	Select	Pro BEST VALUE	Typical Costs from Competing Vendors
	$350	$695	$1,000 - $1650[6]
Software Updates & Support[1]	included	included	$350
e-Claims: Per Claim Price[2]	$0.40 per claim	250 included	$0.45 per claim
e-Prescribing Subscription by DoseSpot®	$50	included	$40
Insurance Eligibility & Electronic Remittance	$40	1 sub included	$50
Integrated CC Processing by Pi®[3]	$30	included	$40
Employee Time Clock Module	$10	included	$20
Dental Membership Administration Module	$60	included	$500
Web Forms & Patient Portal Module	$80	included	$80
Practice Performance Dashboard	$30	included	$450
Goal Tracking (Dashboard Required)	$40	included	$450
PEAKS Advanced Practice Analysis	$80	included	$450
Quickbooks® Integration (PEAKS required)	$80	included	N/A
VOIP Telephone System Integration[4]	$60	included	$300
Text Messaging & Appointment Confirmation Module[5]	$80	included	$350
User Web Portal - Patient & Schedule Look-Up	$40	included	$100

Additional charges may apply for training and software conversion for new users. All charges listed are monthly unless indicated otherwise.

1 - Select includes 10 User Licenses. Pro includes 30 Licenses. Each additional User License billed at $5 per month.
2 - Pro includes 250 e-claims monthly, each additional billed at $ .20.
3 - Requires bank merchant services through Payment Innovators.
4 - Requires equipment and service through AVID Communications.
5 - Text messaging service includes 4,000 texts monthly, each additional billed at $ .02.
6 - Prices displayed are typical, average costs associated with like services or solutions through competing vendors.

B. *Advantageous Market Position*

    EDDSON's Bundled packages and pricing delivers flexible and scalable solutions for today's dental practice. Our investment in building peripheral technologies that include text messaging/auto appointment reminders, VOIP integration, web forms, and PEAKS practice analytics has resulted in a solution that is demonstrably more comprehensive and robust. Further, our in-house solutions have low associated variable costs which enables us to deliver higher quality <u>and</u> better value.

In Conclusion:

We are confident that EDDSON's innovative design, function and full complement of comprehensive technologies provide EDDSON with a significant competitive advantage for a minimum of the next 3-5 years. Our unique marketing position will enable the quick expansion of our user base and ultimately the associated recurring revenue. The subscription revenue model will serve to compound our ongoing cash flow quickly and deliver better than average profitability and asset appreciation.